UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ISONICS CORPORATION
Full Name of Registrant

Former Name if Applicable

535 8th Avenue, 3rd Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Because Isonics Corporation (the “Company”) is short-staffed, it could not compile its financial information and corresponding disclosure contained in its quarterly report in a timely manner in order to allow management to complete a review of the financial statements and corresponding disclosure by the filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Herrick K. Lidstone, Esq.	(303)	796-2626
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ISONICS CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 15, 2008	By	/s/ Christopher Toffales
Christopher Toffales, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT 1 TO

FORM 12b-25

NOTIFICATION OF LATE FILING

For the three and six month periods ended October 31, 2008, the Company’s revenues decreased by approximately 34% and 26% respectively when compared to the comparable periods in our previous fiscal year.   These decreases were caused by declines in revenues for both of our business segments. The decrease in revenue for our security services segment for the three and six months ended October 31, 2008, is primarily due to the effect of the loss of several security services contracts during the year ended April 30, 2008 and the six months ended October 31, 2008.    Effective August 1, 2008, a customer that accounted for $1,459,000 of revenue for the six months ended October 31, 2007 ceased using our services.   Our silicon products and services business segment experienced decreased revenues in part as a result of the weakened business results and inventory buildups experienced by many of our customers.   Our operating loss for the three months ended October 31, 2008 was approximately half of that realized in the second quarter of fiscal 2008, however, our operating loss for the six months ended October 31, 2008 was approximately 8% greater during the six month period ended October 31, 2008 as compared to the comparable period in the previous year.  In large part the decrease in loss from operations during the second quarter was the result of the cost cutting initiatives we implemented.  Our operating loss for the six month period ended October 31, 2008 was negatively impacted by the inclusion of a $2,346,000 non-cash write-down of goodwill during the period which resulted from the loss of a significant customer for our security services business unit.